UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant's name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included is the Overview, Operating and Financial Review for the three months ended March 31, 2022 and the unaudited consolidated interim financial statements of Golar LNG Limited (the “Company” or “Golar”) as of and for the three months ended March 31, 2022.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 ASR (File no. 333-237936), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: June 14, 2022	By:	/s/ Eduardo Maranhão
	Name:	Eduardo Maranhão
	Title:	Principal Financial Officer

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words “believe,” “anticipate,” “intend,” “estimate” “forecast,” “project” "plan," “potential,” “will," “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•our inability and that of our counterparty to meet our respective obligations under the Lease and Operate Agreement entered into in connection with the BP Greater Tortue / Ahmeyim Project (the “Gimi GTA Project”);
•continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our construction projects (including the Gimi GTA Project) and other contracts to which we are a party;
•claims made or losses incurred in connection with our continuing obligations with regard to Hygo Energy Transition Ltd (“Hygo”) and Golar LNG Partners LP (“Golar Partners”);
•the ability of Hygo, Golar Partners and New Fortress Energy Inc. (“NFE”) to meet their respective obligations to us, including indemnification obligations;
•a decline or continuing volatility in the global financial markets, specifically with respect to our equity holding in NFE;
•continuing volatility of commodity prices;
•failure of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
•changes to rules and regulations applicable to liquefied natural gas (“LNG”) carriers, floating storage and regasification units (“FSRUs”), floating liquefaction natural gas vessels (“FLNGs”) or other parts of the LNG supply chain;
•changes in our ability to retrofit vessels as FSRUs or FLNGs and in our ability to obtain financing for such conversions on acceptable terms or at all;
•changes in our ability to obtain additional financing on acceptable terms or at all;
•the length and severity of outbreaks of pandemics, including the worldwide outbreak of the coronavirus (“COVID-19”) and its impact on demand for LNG and natural gas, the timing of completion of our conversion projects, the operations of our charterers, our global operations and our business in general;
•failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•changes in LNG carrier, FSRU, or FLNG charter rates, vessel values or technological advancements;
•our ability to close potential future sales of additional equity interests in our vessels, including the Hilli and Gimi or to monetize our remaining interest in NFE on a timely basis or at all;
•our ability to contract the full utilization of the Hilli or other vessels;
•changes in the supply of or demand for LNG or LNG carried by sea and for LNG carriers, FSRUs or FLNGs;
•a material decline or prolonged weakness in rates for LNG carriers, FSRUs or FLNGs;
•increases in costs, including, among other things, wages, insurance, provisions, repairs and maintenance;
•changes in the performance of the pool in which certain of our vessels operate;
•changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGs;

•changes in the supply of or demand for natural gas generally or in particular regions;
•changes in our relationships with our counterparties, including our major chartering parties;
•changes in our relationship with our affiliates and the sustainability of any distributions they pay us;
•changes in general domestic and international political conditions, particularly where we operate;
•global economic trends, competition and geopolitical risks, including impacts from the ongoing conflict in Ukraine and the related sanctions and other measures, including the related impacts on the supply chain for our conversions;
•changes in the availability of vessels to purchase and in the time it takes to build new vessels;
•our inability to expand beyond the carriage of LNG and provision of FSRU and FLNGs, particularly through our innovative FLNG strategy;
•actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs and FLNGs to various ports; and
•other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our most recent annual report on Form 20-F.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

All forward-looking statements included in this report are made only as of the date of this report and, except as required by law, we assume no obligation to revise or update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2022 and 2021. Unless the context indicates otherwise, the “Company”, “Golar”, “Golar LNG”, “we”, “us”, and “our” all refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar Management Limited, or Golar Management, or to all such entities. References to “Golar Partners” or the “Partnership” refer, depending on the context, to our former affiliate Golar LNG Partners LP (previously listed on Nasdaq: GMLP) and to any one or more of its subsidiaries. References to “Hygo” refer to our former affiliate Hygo Energy Transition Ltd (formerly known as Golar Power Ltd) and to any one or more of its subsidiaries. References to “Avenir” refer to our affiliate Avenir LNG Limited (Norwegian OTC: AVENIR) and to any one or more of its subsidiaries. References to “NFE” refer to New Fortress Energy Inc. (Nasdaq: NFE). References to “Cool Co” refer to Cool Company Ltd (Euronext Growth: COOL) and to any one or more of its subsidiaries. Unless otherwise indicated, all references to “USD” and “$” in this report are to U.S. dollars. You should read the following discussion and analysis together with the unaudited consolidated interim financial statements and related notes included elsewhere in this report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms used herein, please see our annual report on Form 20-F for the year ended December 31, 2021, which was filed with the Commission on April 28, 2022.

Overview

We design, build, own and operate marine infrastructure for the liquefaction and regasification of LNG. Following the disposal of our investments in former affiliates, Golar Partners and Hygo in April 2021 and the recent business separation of our eight modern tri-fuel diesel electric (“TFDE”) LNG vessels into Cool Co in April 2022, we have narrowed our focus on pursuing and increasing our portfolio of FLNG projects.

Recent and Other Developments

In addition to the other information set forth in this Report on Form 6-K, please see “Item 5 - Operating and Financial Review and Prospects - Significant Developments in Early 2022” of our 2021 Annual Report on Form 20-F.

Since March 31, 2022, certain recent and other developments that have occurred are as follows:

Financing

i.Sale of NFE common stock

In April 2022, we sold 6.2 million shares of our NFE holdings raising net proceeds of $253.0 million. The proceeds are earmarked for potential FLNG growth projects and general corporate purposes. Following the sale of such shares, our remaining holding in NFE common stock is now 12.4 million or approximately 6.0% interest in NFE.

ii.Corporate RCF

In May 2022, we repaid the $131.0 million drawn amount from our $200.0 million revolving facility entered into in November 2021 (“Corporate RCF”). Consequently, we reclassified the March 31, 2022 amount of the outstanding debt from long-term debt to current portion of long-term debt and short-term debt on our unaudited consolidated balance sheet.

UK Tax Lease Liability Settlement

In April 2022 we settled and paid in full our liability with the UK tax authorities (“HMRC”) in relation to legacy tax leases, amounting to $63.5 million, of which $46.0 million was released from amounts earmarked for such settlement in our restricted cash balance. The first priority security interest on the Gandria and the second priority security interests on the Golar Tundra and the Golar Frost were also released.

Investment in Aqualung Carbon Capture (“Aqualung”)

In May 2022, we invested $2.4 million in Aqualung, an Oslo-based technology company that has developed and achieved proof of concept for a CO2 capture and separation membrane technology. Subject to the successful completion of a commercial pilot project with an industrial user, the technology could be used in future FLNG projects enabling us to offer interested customers the opportunity to further reduce emissions from our already low carbon footprint FLNG solutions. We have a 4.6% interest and a board seat in Aqualung.

Completion of the Cool Co Vessel SPA

In April 2022, the remaining four LNG carriers (Golar Glacier, Golar Snow, Golar Ice and Golar Kelvin) were sold to Cool Co and following such disposals we now own a 31.25% interest in Cool Co. The existing sale and leaseback arrangements, except for the existing financing arrangements for the Golar Ice and Golar Kelvin which were novated and assumed by Cool Co, were refinanced in connection with the closing of the share purchase agreement entered into between us and Cool Co on January 26, 2022 (“Vessel SPA”) and were contemporaneously deconsolidated from our financial statements. On completion of the transactions contemplated under the Vessel SPA, we continue to be the guarantor to the Golar Ice and Golar Kelvin sale and leaseback arrangements.

Agreed Sale of the Golar Arctic

On May 18, 2022, Italian energy infrastructure company Snam Rete Gas S.P.A. (“Snam”) and Golar signed a contract pursuant to which Golar will convert the Golar Arctic, into a FSRU for delivery to Snam at a port in Sardinia, Italy. After the FSRU conversion, acceptance and repayment of any vessel related debt, the converted FSRU will be sold to Snam for €269.0 million ($288.0 million). The initiation of activities including procurement of long lead items for the conversion is subject to Snam’s issuance of its Notice-to-Proceed to us. Once such notice is received, the FSRU conversion is expected to take up to two years, with the vessel required to be situated in a shipyard for around nine months. Prior to entering the shipyard, the Golar Arctic will continue to be operated by Golar as an LNG carrier. The estimated conversion cost is $160.0 million.

Sale of Golar Tundra

On May 31, 2022, Snam and Golar signed an agreement for Snam to acquire all of the share capital of Golar LNG NB 13 Corporation, whose sole asset is a FSRU, the Golar Tundra, for $350 million. The transaction was approved by our Board of Directors on May 30, 2022. As part of the transaction, which followed a due diligence assessment of the acquired company and the FSRU itself, Golar will lease Golar Tundra from Snam as an LNG carrier for a limited period of time after closing, and assist Snam in the preparatory work for the installation of the vessel in the selected port. The completion of the transaction occurred simultaneously with the signing of the contracts on May 31, 2022. In the coming months Snam will begin activities to contract LNG regasification capacity, which will gradually become available from start-up of Golar Tundra as an FSRU expected during the spring of 2023.

Environmental, Social and Governance (“ESG”) Report

In May 2022, we published our 2021 ESG report. This comprehensive report describes our important role in advancing the global energy transition to a lower carbon future - championing LNG as a transition fuel in partnership with renewables, and as a reliable alternative for those in need of energy security today.

Operating and Financial Review

See note 4 “Segment Information” of the unaudited consolidated interim financial statements included herein for additional information on our segments.

A reconciliation of consolidated net income/(loss) to Adjusted EBITDA is as follows:

	Three months ended March 31,
(in thousands of $)	2022	2021	Change	% Change
Net income	410,014	63,104	346,910	550%
Income taxes	375	182	193	106%
Income before income taxes	410,389	63,286	347,103	548%
Depreciation and amortization	15,536	15,646	(110)	(1)%
Unrealized gain on oil and gas derivative instruments	(168,059)	(10,600)	(157,459)	1485%
Other non-operating income	(350,185)	—	(350,185)	100%
Interest income	(33)	(31)	(2)	6%
Interest expense	7,577	9,089	(1,512)	(17)%
Gains on derivative instruments	(31,536)	(23,351)	(8,185)	35%
Other financial items, net	(527)	203	(730)	(360)%
Net losses from equity method investments (1)	1,056	682	374	55%
Net loss/(income) from discontinued operations	209,228	(11,454)	220,682	(1927)%
Adjusted EBITDA	93,446	43,470	49,976	115%
(1) Please refer to the individual reportable segments below for discussions on net losses from equity method investments.

The following details our consolidated results for the three months ended March 31, 2022 and 2021:

Unrealized gain on oil and gas derivative instruments: The unrealized gain on our oil and gas derivative instruments increased by $157.5 million to a gain of $168.1 million for the three months ended March 31, 2022, compared to a gain of $10.6 million. This increase was primarily due to:

•Unrealized gain on the oil derivative instrument: Reflects the mark-to-market movements related to the changes in the fair value of the Hilli oil derivative instrument which is determined using the estimated discounted cash flows of the additional payments due to us as a result of Brent oil prices moving above a contractual oil price floor over the remaining term of the Liquefaction Tolling Agreement (“LTA"). The unrealized gain on Hilli oil derivative instrument increased by $159.0 million to a gain of $169.6 million for the three months ended March 31, 2022, compared to a gain of $10.6 million for the same period in 2021, due to improvements in the future Brent oil price curves over the LTA's remaining contractual term.

•Unrealized gain on the gas derivative instrument: Reflects the mark-to-market movements related to the changes in the fair value of the Hilli gas derivative instrument which is determined using the estimated discounted future cash flows of the additional payments due to us as a result of the Dutch Title Transfer Facility (“TTF”) gas prices and forecast Euro/USD exchange rates over the remainder of 2022, the term of the increased capacity option that was exercised pursuant to an amendment to the LTA in July 2021. The unrealized gain on the Hilli gas derivative asset resulted in a gain of $24.1 million for the three months ended March 31, 2022. There was no comparable gain recognized for the same period in 2021.

•Unrealized mark-to-market adjustment for commodity swap derivatives: As of March 31, 2022, we were party to commodity swaps to manage our exposure to the gas derivative instrument which resulted in an unrealized loss of $25.7 million for the three months ended March 31, 2022. There was no comparable loss recognized for the same period in 2021.

Other non-operating income: Other non-operating income of $350.2 million for the three months ended March 31, 2022 comprised the following:

•$344.0 million unrealized mark-to-market gain on our 18.6 million shares of NFE common stock (“NFE Shares”), received in April 2021 as consideration for the disposal of our former equity method investment in Hygo;

•$4.3 million decrease in the liability recognized in relation to the settlement of legacy UK tax leases with the HMRC; and
•$1.9 million of dividend receipts from NFE in relation to our NFE Shares.
There was no comparable income recognized for the same period in 2021.

Interest expense: Interest expense decreased by $1.5 million to $7.6 million for the three months ended March 31, 2022 compared to $9.1 million for the same period in 2021. This decrease was primarily due to:

•$5.8 million decrease in interest expense relating to our $402.5 million aggregate principal amount of the 2.75% convertible senior unsecured notes (“2017 Convertible Bonds”), which were redeemed in full on February 15, 2022, compared to a full period of interest expense for the same period in 2021;
•$1.3 million decrease in interest expense for the revolving credit facility following the repayment in November 2021; and
•$0.7 million increase in capitalized interest expense on borrowing cost in relation to our qualifying investment in our asset under development, the Gimi.

This decrease in interest expense was partially offset by:
•$5.2 million increase in interest expense relating to our $300.0 million senior unsecured bonds (“Norwegian Bonds”) closed in October 2021; and
•$0.7 million increase in interest expense for the Golar Tundra facility of $182.0 million (of which $158.0 million was drawn down as of March 31, 2022) which was entered into in December 2021 following the repayment of the sale and leaseback arrangement with China Merchants Bank Co. Ltd in December 2021.

Gains on derivative instruments: Gains on derivative instruments increased by $8.2 million due to a gain of $31.5 million for the three months ended March 31, 2022 compared to a gain of $23.4 million for the same period in 2021. The movement was primarily due to:

•Mark-to-market adjustment for interest rate swaps: As of March 31, 2022, we have an interest rate swap portfolio with a notional amount of $537.5 million compared to $447.5 million for the same period in 2021, none of which are designated as hedges for accounting purposes. Net unrealized gains on the interest rate swaps were $32.6 million for the three months ended March 31, 2022 compared to an unrealized gain of $22.5 million for the same period in 2021. The unrealized gains were due to the increase in the long-term swap rates and by an increase in the notional value of our swap portfolio, partially offset by fair value adjustments reflecting our creditworthiness and that of our counterparties for the three months ended March 31, 2022.

•Realized (losses)/gains on interest rate swaps: Realized losses on our interest rate swaps increased by $1.6 million to a loss of $1.1 million for the three months ended March 31, 2022, compared to a gain of $0.5 million for the same period in 2021, due to higher LIBOR rates for the three months ended March 31, 2022.

Other financial items, net: Gains on other financial items, net increased by $0.7 million to a gain of $0.5 million for the three months ended March 31, 2022, compared to a loss of $0.2 million for the same period in 2021, mainly due to favorable foreign exchange movements.

Net (loss)/income from discontinued operations: Net loss from discontinued operations for the three months ended March 31, 2022 of $209.2 million resulted from the disposal to Cool Co. The disposal to Cool Co resulted in the recognition of $218.3 million impairment charge relating to the eight LNG carriers classified as held for sale in January 2022 and $7.6 million loss on disposal of the four LNG carriers to Cool Co in March 2022. See note 11, “Assets and Liabilities Held-for-Sale and Discontinued Operations” of our unaudited condensed financial statements attached herein, for further details of the disposal.

The net income of $11.5 million for the three months ended March 31, 2021 comprises:

•$19.2 million of net income from the subsidiaries disposed to Cool Co;
•$6.6 million share of net earnings of Golar Partners;
•a partial offset of $12.8 million share of net losses of Hygo; and
•$1.6 million of non-recurring fees incurred in relation to the disposal of Hygo and Golar Partners.

The following details the operating results and Adjusted EBITDA for our reportable segments for the periods ended March 31, 2022 and 2021:

	Three months ended March 31,
	2022				2021
(in thousands of $)	Shipping	FLNG	Corporate and other	Total	Shipping	FLNG	Corporate and other	Total
Total operating revenues	9,985	62,894	6,809	79,688	14,495	54,397	8,564	77,456
Vessel operating expenses	(3,488)	(14,181)	(1,789)	(19,458)	(4,077)	(12,300)	(2,499)	(18,876)
Voyage, charterhire and commission expenses	(2,241)	(150)	(24)	(2,415)	(6,341)	(150)	(16)	(6,507)
Administrative expenses	(2)	(42)	(9,994)	(10,038)	(34)	(143)	(8,362)	(8,539)
Project development expenses	—	(1,540)	638	(902)	—	—	(64)	(64)
Realized gains on oil and gas derivative instruments (note 7)	—	42,631	—	42,631	—	—	—	—
Other operating income	—	3,940	—	3,940	—	—	—	—
Adjusted EBITDA	4,254	93,552	(4,360)	93,446	4,043	41,804	(2,377)	43,470

Shipping segment

	Three months ended March 31,
(in thousands of $, except average daily TCE) (1)	2022	2021	Change	% Change

Total operating revenues	9,985	14,495	(4,510)	(31%)
Vessel operating expenses	(3,488)	(4,077)	589	(14%)
Voyage, charterhire and commission expenses	(2,241)	(6,341)	4,100	(65%)
Administrative expenses	(2)	(34)	32	(94%)
Adjusted EBITDA	4,254	4,043	211	5%

Other Financial Data:

Average daily TCE (1) (to the closest $100)	44,300	45,300	(1,000)	(2)%
(1) Average Time Charter Equivalent (“TCE”), is a non-GAAP financial measure. See the section of this report entitled “Non-GAAP Measure” for a discussion on TCE.

Total operating revenues: Total operating revenues decreased by $4.5 million to $10.0 million for the three months ended March 31, 2022 compared to $14.5 million for the same period in 2021. This was principally due to lower daily charterhire rates earned by our vessels and a decrease in our fleet's utilization rate to 97% with 5 offhire days for the three months ended March 31, 2022, compared to 100% utilization rate for the same period in 2021.

Average daily TCE: Average daily TCE was $44,300 for the three months ended March 31, 2022, which is comparable with the same period in 2021, over which period average daily TCE was $45,300.

Vessel operating expenses: Vessel operating expenses decreased by $0.6 million to $3.5 million for the three months ended March 31, 2022, compared to $4.1 million for the same period in 2021, primarily due to the repair of Golar Tundra's main engine of $0.4 million for the three months ended March 31, 2021. There was no comparable cost in 2022.

Voyage, charterhire and commission expenses: Voyage, charterhire and commission expenses comprised of charterhire expenses, fuel costs associated with commercial waiting time, vessel positioning costs and net Cool Pool expenses. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The decrease of $4.1 million in voyage, charterhire and commission expenses to $2.2 million for the three months ended March 31, 2022 compared to $6.3 million for the same period in 2021, was mainly due to a decrease of $4.5 million of the net results of our participating vessels in the pool, shared with other participants in the Cool Pool for the three months ended March 31, 2022 compared to the same period in 2021.

FLNG segment

	Three months ended March 31,
(in thousands of $)	2022	2021	Change	% Change

Total operating revenues	62,894	54,397	8,497	16%
Vessel operating expenses	(14,181)	(12,300)	(1,881)	15%
Voyage, charter-hire and commission expenses	(150)	(150)	—	—%
Administrative expenses	(42)	(143)	101	(71%)
Project development expenses	(1,540)	—	(1,540)	100%
Realized gains on oil and gas derivative instruments, net	42,631	—	42,631	100%
Other operating income	3,940	—	3,940	100%
Adjusted EBITDA	93,552	41,804	51,748	124%

Total operating revenues: Total operating revenues increased by $8.5 million to $62.9 million for the three months ended March 31, 2022, compared to $54.4 million the same period in 2021, primarily due to:

•$7.0 million of quarterly amortization of the deferred day 1 gain established when the gas derivative was initially recognized in July 2021. There was no comparable revenue recognized for the same period in 2021; and

•$1.3 million in relation to increased contracted capacity of 200,000 tons of LNG in 2022 compared to 1.2 million tons base capacity for the three months ended March 31, 2022, as a result of the increased capacity option that was exercised pursuant to an amendment to the LTA in July 2021. There was no comparable revenue recognized for the same period in 2021.

Vessel operating expenses: Vessel operating expenses increased by $1.9 million for the three months ended March 31, 2022, compared to the same period in 2021, mainly due to:

•$1.1 million increase in crew taxes for the three months ended March 31, 2022 given the March 31, 2021 costs were suppressed by the reversal of crew taxes accruals following the finalization of local tax return; and

•$0.7 million increase in repair costs due to planned maintenance works for the three months ended March 31, 2022.

Project development expenses: Project development expenses comprised of non-capitalized project-related expenses such as legal, professional and consultancy costs. The expenses for the three months ended March 31, 2022 relates to the FLNG front-end engineering design study for Mark III and other projects in the early exploratory stages. There was no comparable costs for the same period in 2021.

Realized gains on oil and gas derivative instruments, net: Realized gains on the oil and gas derivative instruments increased by $42.6 million for the three months ended March 31, 2022, compared to the same period in 2021, primarily due to:

•$26.3 million realized gains on the gas derivative instrument were based on the movement of forecast TTF gas prices and Euro/USD foreign exchange movements over the remainder of 2022, the period of the increased capacity option that was exercised pursuant to an amendment to the LTA in July 2021. There were no comparable gains for the same period in 2021;

•$17.5 million realized gains on the oil derivative instrument was based on a three-month look-back at the average Brent crude oil prices above the base tolling fee under the LTA, the increase is due to an increase in the Brent crude oil prices. There were no comparable gains for the same period in 2021 as the Brent crude oil prices were below the base tolling fee; and

•a partial offset of $1.1 million realized losses on the commodity swap which was used to manage our exposure to the fluctuation of the TTF gas prices. There was no comparable loss for the same period in 2021.

Other operating income: Other operating income increased by $3.9 million for the three months ended March 31, 2022, mainly due to $3.6 million accrued revenue in relation to overproduction of the contracted liquefaction tonnage of 1.4 million tons for the year under the LTA. The accrued overproduction revenue is linked to the TTF gas prices and the Euro/USD foreign exchange movements. There was no comparable income for the same period in 2021.

Corporate and other segment

	Three months ended March 31,
(in thousands of $)	2022	2021	Change	% Change

Total operating revenues	6,809	8,564	(1,755)	(20%)
Vessel operating expenses	(1,789)	(2,499)	710	(28%)
Voyage, charterhire and commission expenses	(24)	(16)	(8)	100%
Administrative expenses	(9,994)	(8,362)	(1,632)	20%
Project development income/(expenses)	638	(64)	702	(1,097%)
Adjusted EBITDA	(4,360)	(2,377)	(1,983)	83%

Total operating revenues: Total operating revenues decreased by $1.8 million to $6.8 million for the three months ended March 31, 2022 compared to $8.6 million for the same period in 2021. This was principally due to a:

•$2.3 million decrease in vessel management fees as a result of lower administrative service fees charged to our former equity method affiliates Golar Partners and Hygo; and

•partial offset by $0.7 million as a result of increased management fees for transitional and corporate administrative services and ship management fees charged to our affiliate, Cool Co. There was no comparable revenue for the same period in 2021.

Vessel operating expenses: Vessel operating expenses decreased by $0.7 million to $1.8 million for the three months ended March 31, 2022 compared to $2.5 million for the same period in 2021, primarily due to a $0.6 million decrease in costs associated with the Operation and Maintenance Agreement that we entered into with LNG Hrvastska d.o.o. (“O&M Agreement”) related to the FSRU LNG Croatia.

Administrative expenses: Administrative expenses increased by $1.6 million to $10.0 million for the three months ended March 31, 2022 compared to $8.4 million for the same period in 2021, mainly due to an increase in travel expenses and corporate cost following the easing of COVID-19 travel restrictions in 2022.

Liquidity and Capital Resources

Our short-term liquidity requirements are primarily for the servicing of our debt, working capital, potential investments in affiliates and conversion project related commitments due within the next 12 months.

As of March 31, 2022, we had cash and cash equivalents (including restricted cash and short-term deposits) of $344.9 million, of which $135.9 million is restricted cash. Included within restricted cash is $60.7 million in respect of the issuance of the Letter of Credit by a financial institution to our project partner involved in the Hilli project, $46.0 million in relation to liability for UK tax leases (which was subsequently released and applied as part payment to the UK HMRC tax lease liability in April 2022), $11.3 million in respect of the O&M Agreement with LNG Hrvatska d.o.o., with the balance mainly relating to the cash belonging to lessor variable interest entities (“VIEs”) that we are required to consolidate under U.S. GAAP. Refer to note 13 “Restricted Cash and Short-term Deposits” of our unaudited consolidated interim financial statements included herein for additional details.

Since March 31, 2022, transactions impacting our cash flows include:

Receipts of:
•$253.0 million of net proceeds from the sale of 6.2 million NFE Shares in April 2022;
•$193.1 million of net proceeds from the sale of the Golar Tundra in May 2022;
•$50.0 million drawdown from the Gimi facility in April 2022;
•$27.7 million of cash proceeds as part purchase consideration in relation to the closing of the Cool Co Vessel SPA during April 2022;
•$12.8 million of returned collateral payments in relation to our TTF margin exposure under our commodity swap arrangements; and
•$9.5 million proceeds from First FLNG Holdings' subscription of equity interest in Gimi MS Corporation ("Gimi MS").

Payments of:
•$131.0 million repayment of the Corporate RCF in May 2022;
•$65.1 million payment to HMRC in April 2022 for the final settlement of our liability in relation to past UK tax leases, of which $46.0 million was from our restricted cash, and $1.6 million related to fees;
•$16.8 million of scheduled loan and interest repayments;
•$78.7 million of additions to the asset under development, the Gimi;
•$4.2 million of scheduled payments in relation to settlement of our commodity swap arrangements; and
•our $2.4 million investment in Aqualung.
Borrowing activities

During the three months ended March 31, 2022, we:

•drew down $131.0 million from the $200.0 million available under the Corporate RCF. As discussed above, the outstanding amount at March 31, 2022 was subsequently repaid in May 2022. The Corporate RCF remains available for future drawdowns until November 2024; and
•entered into a $250.0 million 7-year bilateral corporate facility in February 2022. The facility was undrawn at March 31, 2022 and remains available until June 30, 2022.

Security, Debt and Lease Restrictions
Certain of our financing agreements are collateralized by vessel mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the relevant lenders. In addition, lenders may accelerate the maturity of indebtedness under existing financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of these existing covenants contained in the financing agreements. Many of our debt agreements contain certain covenants which require compliance with certain financial ratios. Such ratios include maintaining a positive working capital ratio, a tangible net worth covenant and minimum free cash restrictions. With regards to cash restrictions, we have agreed to retain at least $50.0 million of cash and cash equivalents on a consolidated group basis at each balance sheet date. In addition, as of March 31, 2022, there are cross default provisions in certain of our and Hygo's loan and lease agreements.

Cash Flow

	Three months ended March 31,
(in thousands of $)	2022	2021	Change	% Change
Net cash provided by continuing operating activities	57,917	9,284	48,633	524%
Net cash (used in)/provided by discontinued operating activities	(18,375)	36,819	(55,194)	(150%)
Net cash used in continuing investing activities	(75,607)	(46,250)	(29,357)	63%
Net cash provided by discontinued investing activities	183,858	456	183,402	40220%
Net cash (used in)/provided by continuing financing activities	(162,556)	15,794	(178,350)	(1129%)
Net cash used in discontinued financing activities	—	(8,081)	8,081	(100%)
Net increase in cash within assets held for sale	18,787	658	18,129	2755%
Net increase in cash, cash equivalents, restricted cash and cash within assets held for sale	4,024	8,680	(4,656)	(54%)
Cash, cash equivalents and restricted cash at beginning of period	340,900	232,928	107,972	46%
Cash, cash equivalents and restricted cash at end of period	344,924	241,608	103,316	43%

Operating activities

Net cash provided by continuing operating activities increased by $48.6 million to $57.9 million for the three months ended March 31, 2022, compared to $9.3 million for the same period in 2021, mainly due to:
•a $1.6 million drydocking expenditure paid for the three months ended March 31, 2021 due to scheduled drydocks. No comparable expenditure incurred for the same period in 2022; and
•an increase in revenue from continuing operations and on-going cost saving measures resulting from improvement in the general timing of working capital for the three months ended March 31, 2022, compared to the same period in 2021.

Net cash used by discontinued operating activities increased by $55.2 million to $18.4 million for the three months ended March 31, 2022 compared to $36.8 million net cash provided by discontinued operating activities for the same period in 2021 due to general timing of working capital during the period, compared to the same period in 2021.

Investing activities

Net cash used in continuing investing activities of $75.6 million for the three months ended March 31, 2022 is comprised of:
•$79.8 million of additions to assets under development relating to payments made in respect of the conversion of the Gimi;
•a partial offset of the $1.8 million proceeds from Keppel's 30% subscription of additional equity interest in Gimi MS; and
•the receipt of $2.4 million of dividends from our holdings in NFE for the three months ended March 31, 2022. There were no comparable receipts in the same period in 2021.

Net cash used in continuing investing activities of $46.3 million for the three months ended March 31, 2021 is comprised of:
•$41.7 million of additions to assets under development relating to payments made in respect of the conversion of the Gimi;
•a $6.3 million additional equity contribution to our equity method investment in Avenir; and
•a partial offset of the $2.7 million proceeds from Keppel's 30% subscription of additional equity interest in Gimi MS.

Net cash provided by discontinued investing activities of $183.9 million for the three months ended March 31, 2022 relates to net proceeds from disposals of our four LNG carriers namely the Golar Crystal, the Golar Frost, the Golar Seal and the Golar Bear, to Cool Co.

Net cash provided by discontinued investing activities of $0.5 million for the three months ended March 31, 2021 relates to the $0.5 million dividends received from Golar Partners.

Financing activities

Net cash used in continuing financing activities was $162.6 million for the three months ended March 31, 2022 and arose principally due to:
•$315.6 million redemption of the outstanding face value of the 2017 Convertible Bonds;
•$30.8 million of scheduled debt repayments which includes $24.8 million of repayments made by our continuing lessor VIE;
•$11.3 million dividend payment in relation to Golar Hilli LLC (“Hilli LLC”);
•$6.6 million payment to repurchase our own shares under our share repurchase program; and
•$4.2 million financing costs paid predominantly in relation to the Gimi facility and the $250 million corporate bilateral facility with Sequoia Investment Management secured by our shareholdings in FLNG Hilli and Gimi.

This was partially offset by debt proceeds of:
•$131.0 million draw down from our Corporate RCF; and
•$75.0 million seventh draw down from the $700 million Gimi facility.

Net cash provided by continuing financing activities was $15.8 million for the three months ended March 31, 2021 and arose primarily from:
•$45.0 million of proceeds from the fifth draw down from the $700 million Gimi facility; and
•$1.5 million borrowings made by our lessor VIE's.

This was partially offset by:
•$20.7 million of scheduled debt repayments which includes $18.9 million of repayments made by our continuing lessor VIEs;
•a $7.8 million dividend payment in relation to Hilli LLC; and
•$2.2 million financing cost paid predominately in relation to the Gimi facility.

Net cash used in discontinued financing activities was $8.1 million for the three months ended March 31, 2021 and arose primarily due to:
•$17.6 million of debt repayments made by our lessor VIE's; and
•partially offset by the $9.9 million in relation to borrowings made by our lessor VIE's.

Non-GAAP Measures

Average Daily Time Charter Equivalent

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Average daily TCE	Total Operating revenues	-Liquefaction services revenue -Vessel and other management fees -Voyage and commission expenses The above total is then divided by calendar days less scheduled off-hire days.	Measure of the average daily net revenue performance of a vessel.

Standard shipping industry performance measure used primarily to compare period-to-period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.

Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.

	Three months ended March 31,
(in thousands of $ except number of days and average daily TCE)	2022	2021
Total operating revenues	79,688	77,456
Less: Liquefaction service revenue	(62,894)	(54,397)
Less: Vessel and other management fees	(6,809)	(8,564)
Time and voyage charter revenues	9,985	14,495
Voyage and commission expenses (Shipping segment)	(2,241)	(6,341)
	7,744	8,154
Calendar days less scheduled off-hire days (1)	175	180
Average daily TCE (to the closest $100)	44,300	45,300
(1) Calendar days less scheduled offhire days for our fleet is the total number of days in a given period that our vessels were in our possession less the total number of days off-hire. We define days off-hire as days lost to, among other things, operational deficiencies, drydocking for repairs, maintenance or inspection, scheduled lay-up, vessel conversions, equipment breakdowns, special surveys and vessel upgrades, delays due to accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, or periods of commercial waiting time during which we do not earn charter revenue.

GOLAR LNG LIMITED
INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of $, except per share data)		Three months ended March 31,
	Notes	2022	2021
Time and voyage charter revenues	10	9,985	14,495
Liquefaction services revenue	5	62,894	54,397
Vessel and other management fees	5, 11, 21	6,809	8,564
Total operating revenues	4, 21	79,688	77,456

Vessel operating expenses	4	(19,458)	(18,876)
Voyage, charterhire and commission expenses	4, 21	(2,415)	(6,507)
Administrative expenses	4	(10,038)	(8,539)
Project development expenses	4	(902)	(64)
Depreciation and amortization		(15,536)	(15,646)
Total operating expenses		(48,349)	(49,632)

Realized and unrealized gain on oil and gas derivative instruments	4, 7	210,690	10,600
Other operating income	4	3,940	—
Total other operating income		214,630	10,600

Operating income		245,969	38,424

Other non-operating income	8	350,185	—

Interest income		33	31
Interest expense		(7,577)	(9,089)
Gains on derivative instruments, net	9	31,536	23,351
Other financial items, net	9, 21	527	(203)
Net financial income		24,519	14,090

Income before taxes and net losses from equity method investments		620,673	52,514
Income taxes		(375)	(182)
Net losses from equity method investments	16	(1,056)	(682)
Net income from continuing operations		619,242	51,650

Net (loss)/income from discontinued operations	11	(209,228)	11,454

Net income		410,014	63,104

Net income attributable to non-controlling interests - continuing operations		(56,347)	(28,864)
Net income attributable to non-controlling interests - discontinued operations	11	(8,485)	(8,876)
Total net income attributable to non-controlling interests		(64,832)	(37,740)

Net income attributable to stockholders of Golar LNG Limited		345,182	25,364

Basic earnings per share from continuing operations ($)	6	5.20	0.19
Dilutive earnings per share from continuing operations ($)	6	5.19	0.19
Basic and dilutive (loss)/earnings per share from discontinued operations ($)	6	(2.01)	0.04
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of $)		Three months ended March 31,
	Notes	2022	2021

Net income		410,014	63,104

Other comprehensive income/(loss):
Gain associated with pensions, net of tax		44	56
Share of affiliate's comprehensive losses from discontinued operations (1)		—	(2,798)
Net other comprehensive income/(loss)		44	(2,742)

Comprehensive income		410,058	60,362

Comprehensive income attributable to:

Stockholders of Golar LNG Limited		345,226	22,622
Non-controlling interests - continuing operations		56,347	28,864
Non-controlling interests - discontinued operations		8,485	8,876
Comprehensive income		410,058	60,362
(1) No tax impact for the three months ended March 31, 2022 and 2021.
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

		2022	2021
(in thousands of $)	Notes	March 31,	December 31
ASSETS
Current assets
Cash and cash equivalents		209,054	234,816
Restricted cash and short-term deposits	13	63,819	34,026
Trade accounts receivable		38,630	28,982
Inventories		1,081	536
Other current assets	14	924,294	544,525
Current assets held for sale	11	644,110	79,228
Amounts due from related parties	21	3,408	3,484
Total current assets		1,884,396	925,597

Non-current assets
Restricted cash	13	72,051	72,048
Equity method investments	16	113,709	52,215
Asset under development	15	960,253	877,838
Vessels and equipment, net		1,478,590	1,493,842
Non-current assets held for sale	11	—	1,386,003
Other non-current assets	17	322,828	140,752
Total assets		4,831,827	4,948,295

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	18	(516,982)	(713,081)
Current liabilities held for sale	11	(383,727)	(415,790)
Trade accounts payable		(7,394)	(5,135)
Accrued expenses		(34,349)	(33,802)
Other current liabilities	19	(135,665)	(139,415)
Amounts due to related parties	21	(2,389)	—
Total current liabilities		(1,080,506)	(1,307,223)

Non-current liabilities
Long-term debt	18	(1,124,649)	(1,065,897)
Non-current liabilities held for sale	11	—	(305,075)
Other non-current liabilities		(86,038)	(92,183)
Total liabilities		(2,291,193)	(2,770,378)

Stockholders' equity
Stockholders' equity		(2,068,544)	(1,730,650)
Non-controlling interests		(472,090)	(447,267)

Total liabilities and stockholders' equity		(4,831,827)	(4,948,295)
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

		Three months ended March 31,
(in thousands of $)	Notes	2022	2021
OPERATING ACTIVITIES
Net income		410,014	63,104
Add: Net loss/(income) from discontinued operations		209,228	(13,039)
Net income from continuing operations		619,242	50,065
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation and amortization		15,536	15,646
Amortization of deferred charges and debt guarantees, net		395	325
Net loss from equity method investments	16	1,056	682
Drydocking expenditure		—	(1,591)
Compensation cost related to employee stock awards		755	615
Net foreign exchange (gains)/losses		(420)	691
Change in fair value of investment in listed equity securities	8	(344,049)	—
Change in fair value of derivative instruments	9	(32,600)	(22,543)
Change in fair value of oil and gas derivative instruments	7	(177,527)	(12,995)
Changes in assets and liabilities:
Trade accounts receivable		(9,155)	(1,190)
Inventories		(545)	154
Other current and non-current assets		(10,172)	931
Amounts due from/to related companies		76	(9,734)
Trade accounts payable		1,224	(1,336)
Accrued expenses		(137)	(9,051)
Other current and non-current liabilities		(5,762)	(1,385)
Net cash provided by continuing operating activities		57,917	9,284

Net (loss)/income from discontinued operations	11	(209,228)	13,039
Deconsolidation of lessor VIE		(22,200)	—
Depreciation and amortization		5,719	10,860
Amortization of deferred charges		1,587	302
Net income from equity method investments	11	—	6,192
Loss on disposal and impairment of long-lived assets	11	226,048	—
Compensation cost related to employee stock awards		164	252
Net foreign exchange losses		339	96
Changes in assets and liabilities:
Trade accounts receivable		(2,197)	949
Inventories		—	231
Other current and non-current assets		743	(355)
Amounts due from related companies		2,389	—
Trade accounts payable		(4,524)	(218)
Accrued expenses		(3,326)	300
Other current and non-current liabilities		(13,889)	5,171
Net cash (used in)/provided by discontinued operating activities		(18,375)	36,819

		Three months ended March 31,
(in thousands of $)	Notes	2022	2021
INVESTING ACTIVITIES
Additions to vessels and equipment		—	(921)
Additions to assets under development		(79,829)	(41,748)
Additions to equity method investments	16	—	(6,250)
Proceeds from subscription of equity interest in Gimi MS	12	1,800	2,669
Dividends received from listed equity securities		2,422	—
Net cash used in continuing investing activities		(75,607)	(46,250)

Dividends received		—	460
Additions to vessels and equipment		—	(4)
Net proceeds from disposals of long-lived assets	11	183,858	—
Net cash provided by discontinued investing activities		183,858	456

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt		206,000	46,513
Repayments of short-term and long-term debt		(346,430)	(20,729)
Cash dividends paid		(11,332)	(7,827)
Financing costs paid		(4,229)	(2,163)
Purchase of treasury shares		(6,565)	—
Net cash (used in)/provided by continuing financing activities		(162,556)	15,794

Proceeds from short-term and long-term debt		—	9,850
Repayments of short-term and long-term debt		—	(17,581)
Financing costs paid		—	(350)
Net cash used in discontinued financing activities		—	(8,081)

Cash, cash equivalents and restricted cash within assets held for sale at the beginning of period	11	77,892	57,944
Cash, cash equivalents and restricted cash within assets held for sale at end of period	11	(59,105)	(57,286)
Net increase in cash within assets held for sale		18,787	658

Net increase in cash, cash equivalents, restricted cash and cash within assets held for sale		4,024	8,680
Cash, cash equivalents and restricted cash at beginning of period		340,900	232,928
Cash, cash equivalents and restricted cash at end of period		344,924	241,608

Supplemental note to the consolidated statements of cash flows
The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows:

(in thousands of $)	March 31, 2022	December 31, 2021	March 31, 2021	December 31, 2020
Cash and cash equivalents	209,054	234,816	122,887	93,368
Restricted cash and short-term deposits	63,819	34,026	46,672	77,540
Restricted cash (non-current portion)	72,051	72,048	72,049	62,020
	344,924	340,890	241,608	232,928
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2)	Accumulated Losses	Total before Non- Controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2020 (audited)	109,944	1,969,602	200,000	(56,073)	(930,950)	1,292,523	338,124	1,630,647

Net income	—	—	—	—	25,364	25,364	37,740	63,104
Dividends	—	—	—	—	—	—	(11,827)	(11,827)
Employee stock compensation	—	1,003	—	—	—	1,003	—	1,003
Forfeiture of employee stock compensation	—	(135)	—	—	—	(135)	—	(135)
Restricted stock units	196	(196)	—	—	—	—		—
Proceeds from subscription of equity interest in Gimi MS Corporation (note 12)	—	—	—	—	—	—	2,669	2,669
Other comprehensive loss	—	—	—	(2,742)	—	(2,742)	—	(2,742)

Balance at March 31, 2021 (audited)	110,140	1,970,274	200,000	(58,815)	(905,586)	1,316,013	366,706	1,682,719

(in thousands of $)	Share Capital	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2)	Accumulated Losses	Total before Non- Controlling Interests	Non-Controlling Interests	Total Equity
Balance at December 31, 2021 (audited)	108,223	1,972,859	200,000	(10,834)	(539,598)	1,730,650	447,267	2,177,917
Opening adjustment (note 3)	—	(39,861)	—	—	38,175	(1,686)	—	(1,686)
Adjusted balance at January 1, 2022	108,223	1,932,998	200,000	(10,834)	(501,423)	1,728,964	447,267	2,176,231

Net income	—	—	—	—	345,182	345,182	64,832	410,014
Dividends	—	—	—	—	—	—	(11,332)	(11,332)
Employee stock compensation	—	1,028	—	—	—	1,028	—	1,028
Forfeiture of employee stock compensation	—	(109)	—	—	—	(109)	—	(109)
Restricted stock units	134	(134)	—	—	—	—		—
Repurchase and cancellation of treasury shares	(369)	—	—	—	(6,196)	(6,565)		(6,565)
Proceeds from subscription of equity interest in Gimi MS Corporation (note 12)	—	—	—	—	—	—	1,800	1,800
Deconsolidation of lessor VIEs	—	—	—	—	—	—	(30,477)	(30,477)
Other comprehensive loss	—	—	—	44	—	44	—	44

Balance at March 31, 2022	107,988	1,933,783	200,000	(10,790)	(162,437)	2,068,544	472,090	2,540,634
(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.
(2) As of March 31, 2022, and 2021, our other comprehensive loss consisted of a gain of $0.1 million and $0.1 million of pension and post-retirement benefit plan adjustments and $nil loss and $2.8 million loss of our share of affiliates comprehensive loss from discontinued operations, respectively.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

Golar LNG Limited (the “Company”, “Golar”) was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas (“LNG") shipping interests of Osprey Maritime Limited, which was owned by World Shipholding Limited.

We design, build, own, and operate marine infrastructure for the liquefaction and regasification of LNG. As of March 31, 2022, our fleet was comprised of one LNG carrier, one Floating Storage Regasification Unit (“FSRU”) and three Floating Liquefaction Natural Gas vessels (“FLNGs”) (including one vessel under conversion to a FLNG and one vessel earmarked for conversion to a FLNG). We also operate vessels on behalf of third parties under management agreements.

We are listed on the Nasdaq under the ticker: “GLNG”.

As used herein and unless otherwise required by the context, the terms “Golar”, the “Company”, “we”, “our” and words of similar import refer to Golar or any one or more of its consolidated subsidiaries, or to all such entities.

2.    ACCOUNTING POLICIES

Basis of accounting

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements, and should be read in conjunction with our audited annual financial statements for the year ended December 31, 2021, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on April 28,2022 (the “2021 Annual Report”).

As further discussed in note 11, “Assets and Liabilities Held-for-Sale and Discontinued Operations”, on January 26, 2022, we entered into various agreements to sell substantially all of our fleet of LNG carriers and the management entities that are responsible for the commercial and technical vessel management of those LNG carriers to the Cool Company Ltd. (“Cool Co”), at that time one of our wholly owned subsidiaries (the “Cool Co Disposal”). The transaction meets the criteria to be classified as held-for-sale and to be reported as discontinued operations. The related assets, liabilities and operating results of the disposal group of the Cool Co Disposal are reported as discontinued operations for all periods presented.

Significant accounting policies

The accounting policies adopted in the preparation of the consolidated financial statements for the three months ended March 31, 2022 are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2021, except for those disclosed in note 3 that did not have any material impact on the interim information for the three months ended March 31, 2022.

Use of estimates

The preparation of financial statements in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of material contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual value, charter rates, ship operating expenses and drydocking requirements.

During the period ended March 31, 2022, as a result of the worldwide outbreak of the coronavirus (“COVID-19”) and its impact on our operations, we considered whether indicators of impairment existed that could indicate that the carrying amounts of the vessels may not be recoverable as of March 31, 2022 and concluded that no such events or changes in circumstances had occurred to warrant a change in the assumptions utilized in the December 31, 2021 impairment tests of our vessels. We will continue to monitor developments in the markets in which we operate for indications that the carrying value of our vessels are not recoverable.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In March 2020, the FASB issued ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and in January 2021 the FASB issued ASU 2021-01 Reference Rate Reform (Topic 848): Scope. These amendments provide temporary optional expedients and exception for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. We currently do not believe the use of optional expedients in ASU 2020-04 and ASU 2021-01 will have a significant impact on our consolidated financial statements, however we will continue to evaluate this until December 31, 2022.

In August 2020, the FASB issued ASU 2020-06 Debt – Debt with Conversion and Other Options (Topic 470) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Topic 815). The amendments simplify the issuer’s accounting for convertible instruments and its application of the equity classification guidance. The new guidance eliminates some of the existing models for assessing convertible instruments, which results in more instruments being recognized as a single unit of account on the balance sheet and expands disclosure requirements. The new guidance simplifies the assessment of contracts in an entity’s own equity and existing EPS guidance in ASC 260. We adopted this with effect from January 1, 2022. We adjusted the additional paid in capital in our consolidated statement of changes in equity as presented in this interim set of unaudited financial statements for the three months ended March 31, 2022.

In May 2021, the FASB issued ASU 2021-04 Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging —Contracts in Entity’s Own Equity (Subtopic 815-40). We adopted this with effect from January 1, 2022. The adoption of ASU 2021-04 had no impact on our consolidated financial statements.

In July 2021, the FASB issued ASU 2021-05 Leases (Topic 842) – Lessors – Certain Leases with Variable Lease Payments. We adopted this with effect from January 1, 2022. The adoption of ASU 2021-05 has no impact on our consolidated financial statements.

Accounting pronouncement that has been issued but not yet adopted

The following table provides a brief description of the recent accounting standard that has been issued but not yet adopted:

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2021-08 Business Combinations (Topic 805) - Accounting for contract assets and contract liabilities from contracts with customers
Requires contract assets and contract liabilities (i.e., deferred revenue) acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606. Generally, this new guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree (rather than having such amounts recognized by the acquirer at fair value in acquisition accounting, as has been historical practice).
		January 1, 2023	No impact expected as a result of the adoption of this ASU.

4.    SEGMENT INFORMATION

We provide and operate three distinct reportable segments as follows:

•Shipping – This segment is based on the business activities of the transportation of LNG carriers. We operate and subsequently charter out LNG carriers on fixed terms to customers.

•FLNG – This segment is based on the business activities of FLNG vessels or projects. We convert LNG carriers into FLNG vessels and subsequently charter them out to customers. We currently have one operational FLNG, the Hilli, one undergoing conversion, the Gimi (note 15), and one LNG carrier earmarked for conversion, the Gandria.
•Corporate and other – This segment is based on the business activities of vessel management and administrative services and our corporate overhead costs.

A reconciliation of net income to Adjusted EBITDA is as follows:

	Three months ended March 31,
(in thousands of $)	2022	2021
Net income	410,014	63,104
Income taxes	375	182
Income before income taxes	410,389	63,286
Depreciation and amortization	15,536	15,646
Unrealized gain on oil and gas derivative instruments (note 7)	(168,059)	(10,600)
Other non-operating income (note 8)	(350,185)	—
Interest income	(33)	(31)
Interest expense	7,577	9,089
Gains on derivative instruments, net (note 9)	(31,536)	(23,351)
Other financial items, net (note 9)	(527)	203
Net losses from equity method investments (note 16)	1,056	682
Net loss/(income) from discontinued operations (note 11)	209,228	(11,454)
Adjusted EBITDA	93,446	43,470

	Three months ended March 31, 2022
(in thousands of $)	Shipping	FLNG	Corporate and other (1)	Total results from continuing operations
Statement of Operations:
Total operating revenues	9,985	62,894	6,809	79,688
Vessel operating expenses	(3,488)	(14,181)	(1,789)	(19,458)
Voyage, charterhire and commission expenses	(2,241)	(150)	(24)	(2,415)
Administrative expenses	(2)	(42)	(9,994)	(10,038)
Project development (expenses)/income	—	(1,540)	638	(902)
Realized gain on oil and gas derivative instruments (note 7)	—	42,631	—	42,631
Other operating income	—	3,940	—	3,940
Adjusted EBITDA	4,254	93,552	(4,360)	93,446

Balance Sheet:	March 31, 2022
(in thousands of $)	Shipping	FLNG	Corporate and other (1)	Segment assets from continuing operations	Assets held for sale	Total assets
Total assets	355,811	2,607,252	1,224,654	4,187,717	644,110	4,831,827
Equity method investments (note 16)	62,409	—	51,300	113,709	—	113,709

	Three months ended March 31, 2021
(in thousands of $)	Shipping	FLNG	Corporate and other (1)	Total results from continuing operations
Statement of Operations:
Total operating revenues	14,495	54,397	8,564	77,456
Vessel operating expenses	(4,077)	(12,300)	(2,499)	(18,876)
Voyage, charterhire and commission expenses	(6,341)	(150)	(16)	(6,507)
Administrative expenses	(34)	(143)	(8,362)	(8,539)
Project development expenses	—	—	(64)	(64)
Adjusted EBITDA	4,043	41,804	(2,377)	43,470

Balance Sheet:	March 31, 2021
(in thousands of $)	Shipping	FLNG	Corporate and other (1)	Segment assets from continuing operations	Assets held for sale	Total assets
Total assets	361,223	2,314,342	807,499	3,483,064	1,465,231	4,948,295
Equity method investments (note 16)	—	—	52,215	52,215	—	52,215
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.

5.    REVENUE

Contract assets arise when we render services in advance of receiving payment from our customers. Contract liabilities arise when the customer makes payments in advance of receiving the services. Changes in our contract balances during the period are as follows:

(in thousands of $)	Contract assets (1)	Contract liabilities (2)
Opening balance on January 1, 2022	21,778	(18,736)
Payments received for services provided in prior period	(21,678)	—
Services provided and billed in current period	59,358	—
Payments received for services billed in current period	(40,316)	—
Amortization of deferred commissioning period revenue	—	1,016
Closing balance on March 31, 2022	19,142	(17,720)
(1) Relates to management fee revenue and liquefaction services revenue, see a) and b) below.
(2) Relates to liquefaction services revenue, see b) below.

a) Management fee revenue:

By virtue of an agreement to offset intercompany balances entered into between us and our related parties, of our total contract asset balances above, $0.6 million was included in balance sheet line item “Amounts due to related parties” as of March 31, 2022 (note 21).

Refer to note 21 for further details of our management fee revenue and contract terms.

b) Liquefaction services revenue:

	Three months ended March 31,
(in thousands of $)	2022	2021
Base tolling fee (1)	51,125	51,125
Amortization of deferred commissioning period revenue billing (2)	1,016	1,016
Amortization of Day 1 gain (3) (4)	9,468	2,395
Overproduction revenue (5)	174	—
Incremental capacity tolling fee (6)	1,250	—
Other	(139)	(139)
Total	62,894	54,397
(1) The Liquefaction Tolling Agreement (the “LTA”) bills at a base rate in periods when the oil price is $60 or less per barrel (included in “Liquefaction services revenue” in the consolidated statements of operations), and at an increased rate when the oil price is greater than $60 per barrel (recognized as a derivative and included in “Realized and unrealized gain/(loss) on oil and gas derivative instruments” in the consolidated statements of operations, excluded from revenue and from the transaction price).
(2) Customer billing during the commissioning period, prior to vessel acceptance and commencement of the contract term, of $33.8 million is considered an upfront payment for services. These amounts billed are deferred (included in “Other current liabilities” and “Other non-current liabilities” in the consolidated balance sheets) and recognized as part of “Liquefaction services revenue” in the consolidated statements of operations evenly over the contract term.

(3) Day 1 gain was established when the oil derivative asset was initially recognized in December 2017 for $79.6 million (recognized in “Other current liabilities” and “Other non-current liabilities” in the consolidated balance sheets). This amount is amortized and recognized as part of “Liquefaction services revenue” in the consolidated statements of operations evenly over the contract term.

(4) Day 1 gain was established when the gas derivative liability was initially recognized in July 2021 for $28.3 million (recognized in “Other current assets” in the consolidated balance sheets). This amount is amortized and recognized as part of “Liquefaction services revenue” in the consolidated statements of operations evenly over the contract term.
(5) Relates to the 3rd LTA addendum, wherein our customer agreed to compensate us for any production in excess of contracted based capacity.
(6) In July 2021, we signed an agreement with the customer to increase the utilization of Hilli (“the Hilli Extended Capacity Agreement”). Commencing in January 2022, the annual capacity utilization of Hilli increased by 200,000 tons of LNG, bringing total utilization in 2022 to 1.4 million tons (“2022 Incremental Capacity”). The tolling fee for the 2022 incremental capacity is linked to European gas prices at the Dutch Title Transfer Facility (“TTF”) and the Euro/USD foreign exchange movements (note 7).

6.    EARNING/(LOSS) PER SHARE

Basic earnings/(loss) per share (“EPS”)/(“LPS”) is calculated with reference to the weighted average number of common shares outstanding during the period.

The components of the numerator for the calculation of basic and diluted EPS/(LPS) are as follows:

(in thousands of $)	Three months ended March 31,
	2022	2021
Net income net of non-controlling interests - continuing operations - basic and diluted	562,895	21,201
Net (loss)/income net of non-controlling interests - discontinued operations - basic and diluted	(217,713)	4,163

The components of the denominator for the calculation of basic and diluted EPS/(LPS) are as follows:

(in thousands of $)	Three months ended March 31,
	2022	2021
Basic:
Weighted average number of common shares outstanding	108,244	109,978

Dilutive:
Dilutive impact of share options and RSUs	187	138
Weighted average number of common shares outstanding	108,431	110,116

EPS/(LPS) per share are as follows:

	Three months ended March 31,
	2022	2021
Basic EPS from continuing operations	$5.20	$0.19
Diluted EPS from continuing operations	$5.19	$0.19
Basic and diluted (LPS)/EPS from discontinued operations	$(2.01)	$0.04

The effects of stock awards have been included in the calculations of diluted EPS/(LPS) for the three months ended March 31, 2022 and 2021, respectively.

7.    REALIZED AND UNREALIZED GAIN/(LOSS) ON OIL AND GAS DERIVATIVE INSTRUMENTS

The realized and unrealized gain/(loss) on the oil and gas derivative instruments comprises the following:

	Three months ended March 31,
	2022	2021
Realized gain on Hilli gas derivative instrument	26,255	—
Realized gain on Hilli oil derivative instrument	17,472	—
Realized mark-to-market ("MTM") loss on commodity swap derivatives (note 20)	(1,096)	—
Unrealized gain on Hilli oil derivative instrument (note 17)	169,635	10,600
Unrealized gain on Hilli gas derivative instrument (note 14)	24,140	—
Unrealized MTM adjustment for commodity swap derivatives (note 20)	(25,716)	—
Realized and unrealized gain on oil and gas derivative instruments	210,690	10,600

The realized gain on oil and gas derivative instruments results from monthly billings above the Hilli base tolling fee under the LTA, whereas the unrealized gain/(loss) on oil and gas derivative instruments results from movements in forecast oil, natural gas and Euro/USD exchange rates.

8.    OTHER NON-OPERATING INCOME

Other non-operating income/(loss) comprise the following:

	Three months ended March 31,
	2022	2021
Unrealized MTM gain on our investment in listed equity securities (note 20)	344,049	—
UK tax lease settlement contingent liability (note 22)	4,273	—
Dividend income from our investment in listed equity securities	1,863	—
Other non-operating income	350,185	—

9.     GAINS ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET

Gains on derivative instruments comprise the following:

(in thousands of $)	Three months ended March 31,
	2022	2021
Unrealized MTM adjustment for interest rate swaps	32,600	22,543
Interest (expense)/income on undesignated interest rate swaps	(1,064)	569
Foreign exchange gain on terminated undesignated foreign exchange swaps	—	239
Gains on derivative instruments, net	31,536	23,351

Other financial items, net comprise the following:

(in thousands of $)	Three months ended March 31,
	2022	2021
Amortization of debt guarantee	534	701
Foreign exchange gain/(loss) on operations	421	(698)
Financing arrangement fees and other costs	(336)	(93)
Others	(92)	(113)
Other financial items, net	527	(203)

10.	OPERATING LEASES

Rental income

The components of operating lease income were as follows:

(in thousands of $)	Three months ended March 31,
	2022	2021
Operating lease income (1)	9,158	12,970
Variable lease income (1)(2)	827	1,525
Total operating lease income	9,985	14,495
(1) Total operating lease income is included in the income statement line-item “Time and voyage charter revenues”.
(2) “Variable lease income” is excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable operating leases.

11.    ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS

Disposal of Cool Co and subsidiaries

On January 26, 2022, we and Cool Co, entered into a share purchase agreement (the "Vessel SPA”), as amended on February 25, 2022, pursuant to which Cool Co will acquire all of the outstanding shares of nine of our wholly-owned subsidiaries. Eight of these entities, Golar Hull M2021 Corp., Golar Hull M2022 Corp., Golar Hull M2048 Corp., Golar Hull M2027 Corp., Golar LNG NB12 Corporation, Golar LNG NB10 Corporation, Golar Hull M2047 Corp. and Golar LNG NB11 Corporation are each the registered or disponent owner of the following modern LNG carriers: Golar Seal, Golar Crystal, Golar Ice, Golar Bear, Golar Frost, Golar Glacier, Golar Snow, and Golar Kelvin. The Cool Pool Limited is the entity responsible for the marketing of these LNG carriers. The purchase price agreed for each LNG carrier recognized as an asset in the respective subsidiaries was agreed at $145.0 million, subject to working capital and debt adjustments arising from the residual balances of each wholly owned subsidiary as of the respective completion date of each subsidiary disposal.

On January 26, 2022, we and Cool Co also entered into the Transitional Services Agreement (the “Cool Co TSA”), pursuant to which we will provide corporate administrative services to Cool Co for a fixed daily fee for a one year term; a loan agreement, pursuant to which we made a $25.0 million revolving credit facility available to Cool Co for a 24 month term for Cool Co to fund its working capital requirements; and an agreement in which we and Cool Co reached an agreement in principle, following the conclusion of an internal restructuring of our management organization, for Cool Co to acquire the management entities that are responsible for the commercial and technical vessel management of the LNG carriers acquired by Cool Co and the LNG carriers and FSRU that Golar has been managing for third parties (the “Manco Agreement”).

On January 27, 2022, Cool Co raised $275.0 million of proceeds in exchange for shares in Cool Co in the Norwegian markets, following which EPS Ventures Ltd ("EPS") became the largest Cool Co shareholder with the acquisition of 15 million shares. In February 2022, the Cool Co shares commenced trading on the Euronext Growth Oslo with the ticker “COOL”. On February 17, 2022, Cool Co entered into a new term loan of up to $570.0 million, to refinance outstanding vessel debt acquired.

Each subsidiary disposal was closed with phased completion dates corresponding with the date that the respective subsidiary debt was either refinanced (for six of the subsidiaries disposed of) or assumed by Cool Co (for two of the subsidiaries disposed of, for which lender consent was obtained for the change of control of the existing lease financing arrangements) and customary conditions precedent were met. As of March 31, 2022, four of the nine subsidiaries were disposed of, with the remainder of the five subsidiaries disposed of by April 5, 2022, the date on which the Vessel SPA in its entirety was considered completed. Following completion of the Vessel SPA on April 5, 2022, we own a 31.3% interest in Cool Co, EPS owns 37.5% and the remaining 31.3% is held by the public. We agreed to remain as the guarantor of the payment obligations of two of the disposed subsidiaries' debt relating to LNG carriers, Golar Ice and Golar Kelvin, in exchange for a guarantee fee on the outstanding principal balances.

As of March 31, 2022, our internal reorganization being one of the conditions precedent for the completion of the disposal of the commercial and technical vessel management companies, remained in progress. We expect to conclude our internal reorganization (which covers our operations and employees in Norway, Croatia, Malaysia and London) and the subsequent disposal of the reorganized management companies in June 2022, the terms of which will be formally described in a separate agreement (the “Management SPA”). Until such time as the Management SPA is completed, we will continue to provide commercial and technical management to the LNG carriers to be disposed of under existing management agreements. The Cool Co TSA revises the annual management fees payable to us per vessel and allows Cool Co to terminate each of the management agreements with provision of 3 months' notice, subject to prior written consent of Cool Co’s lenders.

From March 2022, we accounted for our investment in Cool Co using the equity method. As of March 31, 2022, we had an 18.5% interest in Cool Co. The arrangements pursuant to the Vessel SPA (as amended), the Cool Co TSA, the Manco Agreement, and the Management SPA are collectively defined as the “Cool Co Disposal” and the disposal of the nine subsidiaries and the restructured management companies to Cool Co are considered a disposal group. The assets and liabilities of the disposal group are classified as held-for-sale and the disposal group also qualified as a discontinued operation during the three months ended March 31, 2022. The subsidiaries were de-recognized on the respective dates of each disposal with a corresponding recognition of a gain/loss on disposal.

The discontinued operations were previously included in two of our three segments, “Shipping” (containing the business activities of the LNG carriers and The Cool Pool Limited), and “Corporate and Other” (containing the commercial and technical management companies which will be disposed of following the completion of the internal restructuring of our management organization).

Our continuing involvement with the discontinued operations of the disposal group includes:
•equity method investment in Cool Co;
•corporate administrative services pursuant to the Cool Co TSA for the one year term, which expires in January 2023 (note 21);
•financial guarantees mentioned above until the earlier of the repayment of the vessel debt by Cool Co or until release by the lessors;
•$25.0 million revolving credit facility committed per the loan agreement to be made available until January 2024 (note 21); and
•commercial and technical management services until the completion of the disposal of the various reorganized management entities pursuant to the Management SPA, expected to complete by June 2022 (note 21).

On completion of the Cool Co Disposal, we will enter into management agreements with the Cool Co, to provide certain ship management services to our remaining fleet of vessels.

The following table contains the line-items of the discontinued operation:

	Three months ended March 31,
(in thousands of $)	2022	2021
Time and voyage charter revenues	36,542	48,372
Vessel operating expenses	(8,145)	(11,824)

	Three months ended March 31,
Voyage, charterhire and commission expenses	(1,000)	(976)
Administrative expenses	719	160
Project development expenses	(9)	(5)
Depreciation and amortization	(5,719)	(10,860)
Impairment of long-lived assets (1)	(218,349)	—
Operating (loss)/income	(195,961)	24,867

Interest income	—	2
Interest expense	(4,678)	(5,456)
Other financial items, net	(665)	(107)
Income taxes	(314)	(75)
(Loss)/income from discontinued operations	(201,618)	19,231

Loss on disposal of discontinued operations (2)	(7,610)	—
Net (loss)/income from discontinued operations	(209,228)	19,231

(1) Impairment of long-live assets relates to the impairment expense of vessels recognized in accordance with ASC 360 Property, plant and equipment, following its classification as held-for-sale.

(2) Loss on disposal of discontinued operations comprised of (i) carrying values of the assets and liabilities disposed of $249.7 million in relation to the four subsidiaries de-recognized upon disposal as of March 31, 2022; (ii) fees incurred in relation to disposals of $4.3 million; and (iii) partially offset by the proceeds received of $183.9 million cash and $62.5 million worth of Cool Co shares.

The following table contains the financial statement line-items forming the assets and liabilities classified as held for sale:

(in thousands of $)	March 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	21,447	33,811
Restricted cash and short-term deposits	36,885	43,311
Trade accounts receivable	2,964	767
Other current assets	720	1,339
Restricted cash	773	—
Vessels and equipment, net	580,053	—
Other non-current assets	1,268	—
Total current assets held for sale	644,110	79,228

Non-current assets
Restricted cash	—	780
Vessels and equipment, net	—	1,383,832
Other non-current assets	—	1,391
Total non-current assets held for sale	—	1,386,003

Total assets held for sale	644,110	1,465,231

(in thousands of $)	March 31, 2022	December 31, 2021
LIABILITIES
Current liabilities
Current portion of long-term debt and short-term debt	(319,262)	(338,501)
Trade accounts payables	(2,746)	(7,270)
Accrued expenses	(51,888)	(59,054)
Other current liabilities	(8,792)	(10,965)
Other non-current liabilities	(1,039)	—
Total current liabilities held for sale	(383,727)	(415,790)

Non-current liabilities
Long-term debt	—	(292,322)
Other non-current liabilities	—	(12,753)
Total non-current liabilities held for sale	—	(305,075)

Total liabilities held for sale	(383,727)	(720,865)

We retain an investment accounted for under the equity method in the discontinued operations. Prior to the disposal transaction we held a 100% interest Cool Co and the subsidiaries disposed of. As of March 31, 2022, we held a 18.5% interest in Cool Co and no interest in the four subsidiaries disposed (note 16).

The table below summarizes the financial performance of Cool Co on a 100% basis:

	Three months ended March 31,
(in thousands of $)	2022	2021
Revenue	40,827	48,372
Adjusted EBITDA	30,064	35,727
Net income	14,518	19,231

Disposal of Golar Partners and Hygo

On April 15, 2021, we completed the sale of our investments in Golar LNG Partners (“Golar Partners”) and Hygo Energy Transition Ltd (“Hygo”) to New Fortress Energy Inc. (“NFE”) and we received $876.2 million which comprised of (i) $80.8 million cash for our investment in Golar Partners and (ii) $50.0 million cash and 18.6 million Class A NFE common shares valued at $745.4 million (the “GMLP Merger” and “Hygo Merger”, respectively).

The net income/(loss) of equity method investments from discontinued operations for the three months ended March 31, 2021 are as follows:

(in thousands of $)	Three months ended March 31, 2021
Net income from equity method investments of Golar Partners	6,624
Net losses from equity method investments of Hygo	(12,816)
Others (1)	(1,585)
Net losses from discontinued operations	(7,777)
(1) Others comprised of fees incurred in relation to the disposal of our investments in equity method investments.

Golar Partners and Hygo Post-Merger Services Agreements

Upon completion of the GMLP Merger and the Hygo Merger, we entered into certain transition services agreements, corporate services agreements, ship management agreements and omnibus agreements with Golar Partners, Hygo and NFE. These agreements replaced the previous management and administrative services agreements, ship management agreements and guarantees that Golar provided to Golar Partners and Hygo.

For the three months ended March 31, 2022, we:
•earned ship management and administrative services fees amounting to $3.5 million;
•incurred pool income from other participants in the pooling arrangement totaling $0.5 million;
•declared distributions on Golar Hilli LLC (“Hilli LLC”) amounting to $7.6 million with respect to the common units owned by Golar Partners and accounted for $0.1 million of Hilli costs indemnification; and
•earned charter and debt guarantee fees from Golar Partners and Hygo amounting to $0.5 million. As of March 31, 2022, we guaranteed $379.8 million of Hygo's gross long-term debt obligations.

12.     VARIABLE INTEREST ENTITIES ("VIEs")

12.1 Lessor VIEs

As of March 31, 2022, we leased five (December 31, 2021: eight) vessels from a VIE as part of sale and leaseback agreements, of which four were with ICBC Finance Leasing Co. Ltd (“ICBCL”) entities and one with a China State Shipbuilding Corporation (“CSSC”) entities. Each of the ICBCL and CSSC entities are wholly-owned, newly formed special purpose vehicles (“Lessor SPVs”). In the sale and leaseback transaction, we sold our vessel and then subsequently leased back the vessel on a bareboat charter for a term of ten years. We have options to repurchase the vessel at fixed predetermined amounts during its respective charter periods and an obligation to repurchase the vessel at the end of the vessel's respective lease period.

As further discussed in note 11, during the three months ended March 31, 2022, the Cool Co Disposal resulted in the disposal of four of our subsidiaries, being the disponent owners of three vessels (Golar Glacier; Golar Crystal and Golar Bear), which resulted in the repayment of the sale and leaseback arrangements.

Refer to note 5 to our consolidated financial statements filed with the 2021 Annual Report, for additional details.

A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charter with the lessor VIE as of March 31, 2022, is shown below:

(in thousands of $)	2022 (1)	2023	2024	2025	2026	2027+
Hilli (2)	84,047	107,947	103,602	99,041	94,588	111,959
(1) For the nine months ending December 31, 2022.
(2) The payment obligations include variable rental payments due under the lease based on an assumed LIBOR plus margin.

The assets and liabilities of Golar Hilli's lessor VIEs that most significantly impact our consolidated balance sheet as of March 31, 2022 and December 31, 2021, are as follows:

(in thousands of $)	March 31, 2022	December 31, 2021
Assets
Restricted cash and short-term deposits	16,313	16,523

Liabilities
Debt:
Current portion of long-term debt and short-term debt (1)	(370,916)	(380,554)
Long-term interest-bearing debt - non-current portion (1)	(201,197)	(216,313)
	(572,113)	(596,867)
(1) Where applicable, these balances are net of deferred finance charges.

The most significant impact of the lessor VIE's operations on our unaudited consolidated statements of income, and unaudited consolidated statements of cash flows, are as follows:

(in thousands of $)	Three months ended March 31,
	2022	2021
Statement of operations
Interest expense	1,319	1,995

Statement of cash flows
Net debt repayments	(24,797)	(18,905)
Net debt receipts	—	1,513

12.2    Golar Hilli LLC

Following the sale of common units in Golar Hilli LLC (“Hilli LLC”), we have retained sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Hilli. Accordingly, management has concluded that Hilli LLC is a VIE and that we are the primary beneficiary.

Summarized financial information of Hilli LLC

The assets and liabilities of Hilli LLC (1) that most significantly impact our consolidated balance sheet are as follows:

(in thousands of $)	March 31, 2022	December 31, 2021
Balance sheet
Current assets	195,393	157,643
Non-current assets	1,436,936	1,280,217
Current liabilities	(423,219)	(444,352)
Non-current liabilities	(251,929)	(270,371)
(1) As Hilli LLC is the primary beneficiary of the Hilli Lessor VIE (see above) the Hilli LLC balances include the Hilli Lessor VIE.

The most significant impact of Hilli LLC VIE's operations on our unaudited consolidated statements of income, and unaudited consolidated statements of cash flows, are as follows:

(in thousands of $)	Three months ended March 31,
	2022	2021
Statement of operations
Liquefaction services revenue	62,894	54,397
Realized and unrealized gain on oil and gas derivative instruments	210,690	10,600

Statement of cash flows
Net debt repayments	(24,797)	(15,150)
Net debt receipts	—	1,513
Cash dividends paid	(11,332)	(7,827)

12.3    Gimi MS Corporation

Following the closing of the sale of 30% of the common units of Gimi MS Corporation (“Gimi MS”) to First FLNG Holdings in April 2019, we have determined that (i) Gimi MS is a VIE, (ii) we are the primary beneficiary and retain sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Gimi. Thus, Gimi MS continues to be consolidated into our financial statements.

Summarized financial information of Gimi MS

The assets and liabilities of Gimi MS that most significantly impact our consolidated balance sheet are as follows:

(in thousands of $)	March 31, 2022	December 31, 2021
Balance sheet
Current assets	10,352	7,107
Non-current assets	972,459	877,835
Current liabilities	(7,839)	(18,127)
Non-current liabilities	(464,740)	(389,244)

The most significant impact of Gimi MS VIE's operations on our unaudited consolidated statements of cash flows, is as follows:

(in thousands of $)	Three months ended March 31,
	2022	2021
Statement of cash flows
Additions to asset under development	79,829	41,748
Capitalized financing costs	(1,173)	(1,996)
Net debt receipts	75,000	45,000
Proceeds from subscription of equity interest	1,800	2,669

13.     RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash and short-term deposits balances are as follows:

(in thousands of $)	March 31, 2022	December 31, 2021
Restricted cash in relation to the Hilli (1)	60,724	60,720
Restricted cash in relation to liability for former UK tax leases (2)	46,003	16,000
Restricted cash and short-term deposit held by lessor VIE (note 12)	16,313	16,523
Restricted cash in relation to LNG Croatia (3)	11,327	11,328
Restricted cash related to Hygo performance guarantee (4)	1,500	1,500
Restricted cash relating to office lease	3	3
Total restricted cash and short-term deposits	135,870	106,074
Less: Amounts included in current restricted cash and short-term deposits	(63,819)	(34,026)
Long-term restricted cash	72,051	72,048

(1) In November 2015, in connection with the issuance of a $400 million letter of credit (“LC”) by a financial institution to our project partner involved in the Hilli FLNG project, we recognized an initial cash collateral of $305.0 million to support the Hilli performance guarantee. Under the provisions of the LC, the terms allow for a stepped reduction in the value of the guarantee over time and thus, a concurrent reduction in the cash collateral requirements. In May 2021, following the achievement of the 3.6 million tonnes of LNG production milestone, the LC was reduced to $100 million and the cash collateral to $60.7 million.

(2) The lessor of our former six UK leases has a first priority security interest in relation to the Golar Gandria and second priority interests in relation to the Golar Tundra and Golar Frost with cash collateral of $46.0 million (note 22).

(3) In connection with the Operation & Maintenance Agreement (the “LNG Hrvatska O&M Agreement”) that we entered into with LNG Hrvatska d.o.o. to operate and maintain the FSRU, LNG Croatia, we are required to maintain a performance guarantee of €9.3 million and $1.3 million, which will remain restricted throughout the 10-year term of the LNG Hrvatska O&M Agreement.

(4) In connection with the disposal of Hygo, we provided a $1.5 million performance guarantee to the senior lenders of Centrais Eléctricas de Sergipe S.A. ("CELSE") to enable the lenders to waive their requirement for consent in the event of a change of control and extend the technical completion date. The guarantee will expire in July 2022.

14.    OTHER CURRENT ASSETS

(in thousands of $)	March 31, 2022	December 31, 2021
Investment in listed equity securities (1)	793,716	450,225
Gas derivative instrument (note 22)	103,718	79,578
TTF swap collateral (2)	16,740	6,940
Prepaid expenses	6,013	2,839
MTM commodity swap valuation (note 22)	—	1,753
Other receivables	4,107	3,190
	924,294	544,525

(1) “Investment in listed equity securities” is comprised of our 18.6 million shares of NFE common stock (“NFE Shares”) (note 22) as of March 31, 2022, and associated dividend receivable from these shares, amounting to $449.7 million and $0.6 million, respectively as of December 31, 2021. Dividend receivable is included in the income statement line-item “Other non-operating losses, net”.

(2) “TTF swap collateral” relates to the amount required by the swap counterparty, held at measurement date, reactive to the daily fluctuations of the market value of the financial instrument.

15.    ASSET UNDER DEVELOPMENT

(in thousands of $)	March 31, 2022	December 31, 2021
Opening asset under development balance	877,838	658,247
Additions	71,790	178,377
Interest costs capitalized	10,625	41,214
Closing asset under development balance	960,253	877,838

Gimi conversion

In February 2019, we entered into a lease and operate agreement with BP Mauritania Investments LTD (“BP”) for the employment of a FLNG unit, Gimi, after conversion to an FLNG for a term of 20 years (the “LOA”). In April 2019, we completed the sale of 30% of the total issued ordinary share capital of Gimi MS to First FLNG Holdings. In October 2020, we announced that we had confirmed a revised project schedule with BP which extended the target connection date by 11 months to 2023. The conversion cost including financing cost is approximately $1.6 billion of which $700 million is funded by the Gimi facility (note 18).

As of March 31, 2022, the estimated timing of the outstanding payments in connection with the Gimi conversion are as follows:

(in thousands of $)
Period ending December 31,
2022 (1)	318,640
2023	217,608
2024	157,249
693,497
(1) For the nine months ending December 31, 2022

16.     EQUITY METHOD INVESTMENTS

	Three months ended March 31,
(in thousands of $)	2022	2021
Share of net losses of Avenir	(1,039)	(612)
Share of net losses of Cool Co (note 11)	(141)	—
Share of net income of ECGS	124	(70)
Net losses from equity method investments	(1,056)	(682)

The carrying amounts of our equity method investments, from continuing operations, as of March 31, 2022 and December 31, 2021 are as follows:

(in thousands of $)	March 31, 2022	December 31, 2021
Cool Co (note 11)	62,409	—
Avenir	46,873	47,913
ECGS	4,427	4,302
Equity method investments	113,709	52,215

17.     OTHER NON-CURRENT ASSETS

Other non-current assets comprise the following:

(in thousands of $)	March 31, 2022	December 31, 2021
Oil derivative instrument (note 20)	297,114	127,480
MTM interest rate swaps valuation (note 20)	15,301	—
Operating lease right-of-use-assets	6,991	9,600
Other non-current assets	3,422	3,672
	322,828	140,752

18.    DEBT

As of March 31, 2022, and December 31, 2021, our debt was as follows:

(in thousands of $)	March 31, 2022	December 31, 2021
2017 Convertible Bonds	—	(315,646)
Gimi facility	(485,000)	(410,000)
Golar Arctic facility	(27,354)	(29,178)
Golar Tundra facility	(155,523)	(158,000)
Norwegian Bonds	(299,441)	(299,403)
Corporate RCF	(131,000)	—
Subtotal (excluding lessor VIE loans)	(1,098,318)	(1,212,227)
CSSC VIE loans - Hilli facility (1)	(572,483)	(597,280)
Total debt	(1,670,801)	(1,809,507)
Less: Deferred financing costs	29,170	30,529
Total debt, net of deferred financing costs	(1,641,631)	(1,778,978)

At March 31, 2022, our debt, net of deferred financing costs, is broken down as follows:

	Golar debt	VIE debt (1)	Total debt
(in thousands of $)
Current portion of long-term debt and short-term debt	(146,066)	(370,916)	(516,982)
Long-term debt	(923,452)	(201,197)	(1,124,649)
Total	(1,069,518)	(572,113)	(1,641,631)
(1) This amount relates to a certain lessor entity (for which legal ownership resides with a financial institution) that we are required to consolidate under U.S. GAAP into our financial statements as VIE (see note 12).

2017 Convertible Bonds

In February 2017, we closed a $402.5 million aggregate principal amount of 2.75% convertible senior unsecured notes (“2017 Convertible Bonds”) maturing in February 2022. The conversion rate for the 2017 Convertible Bonds was initially equal to 26.5308 common shares per $1,000 principal amount of the bonds. This is equivalent to an initial conversion price of $37.69 per common share, or a 35% premium on the February 13, 2017 closing share price of $27.92. The conversion price is subject to adjustment for dividends paid. In February 2022, we fully redeemed the outstanding notional value of our 2017 Convertible Bonds, inclusive of interest, amounting to $321.7 million.

Corporate RCF

In November 2021, we executed a $200.0 million revolving facility (the “Corporate RCF”) which has a term of three years. The Corporate RCF bears interest at LIBOR plus a margin of 2.8% and is secured against our NFE Shares. We are permitted under the terms of the facility, to release a portion of the pledged NFE Shares in accordance with the prescribed loan to value ratio based on the then-current market value of such NFE Shares. As of March 31, 2022, we had drawn $131.0 million of the available funds.

Corporate bilateral facility

In February 2022, we executed a $250 million corporate bilateral facility with Sequoia Investment Management secured by Golar's shareholdings in FLNG Hilli and Gimi. The corporate bilateral facility has a tenor of 7 years with a bullet payment maturing in February 2029 and bears interest of LIBOR plus a margin range of 4.5% to 5.5%, subject to certain financial ratio thresholds. The corporate bilateral facility remained undrawn as of March 31, 2022 and will remain available for drawdown until June 30, 2022.

19.     OTHER CURRENT LIABILITIES

(in thousands of $)	March 31, 2022	December 31, 2021
Liability on former UK tax leases (note 22)	(68,998)	(71,739)
Day 1 gain deferred revenue - current portion (1)	(31,169)	(38,242)
MTM commodity swap valuation (note 22)	(24,051)	(88)
Deferred operating cost and charterhire revenue	(6,385)	(7,909)
Current portion of operating lease liability	(3,389)	(3,683)
MTM interest rate swaps valuation (note 20)	—	(17,300)
Other	(1,673)	(454)
	(135,665)	(139,415)

(1) “Day 1 gain deferred revenue - current portion” comprised of the liability upon recognition of the oil derivative embedded in the Hilli LTA of $10.0 million and the gas derivative indexed to the TTF of $21.2 million.

20.     FINANCIAL INSTRUMENTS

Fair values

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at March 31, 2022 and December 31, 2021 are as follows:

		March 31, 2022		December 31, 2021
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-Derivatives:
Cash and cash equivalents (1)	Level 1	209,054	209,054	234,816	234,816
Restricted cash and short-term deposits (2)	Level 1	135,870	135,870	106,074	106,074
Trade accounts receivable (3)	Level 1	38,630	38,630	28,982	28,982
Investment in listed equity securities (4)	Level 1	793,716	793,716	449,666	449,666
Trade accounts payable (3)	Level 1	(7,394)	(7,394)	(5,135)	(5,135)
Assets held for sale (note 11)	Level 2	644,110	644,110	1,465,231	1,465,231
Liabilities held for sale (note 11)	Level 2	(383,727)	(383,727)	(720,865)	(720,865)
Current portion of long-term debt and short-term debt (5) (6) (7)	Level 2	(519,268)	(519,268)	(397,916)	(397,916)
Current portion of 2017 Convertible Bonds (6) (8)	Level 2	—	—	(315,646)	(316,561)
Long-term debt (6) (7)	Level 2	(852,091)	(852,091)	(1,095,944)	(1,095,944)
Long-term debt - Norwegian Bonds (6) (8)	Level 2	(299,441)	(299,967)	—	—

Derivatives:
Oil and gas derivative instruments (9) (10)	Level 2	400,832	400,832	207,058	207,058
Interest rate swaps asset (9) (11) (12)	Level 2	15,301	15,301	—	—
Interest rate swaps liability (9) (11) (12)	Level 2	—	—	(17,300)	(17,300)
Commodity swap asset (11)	Level 2	—	—	1,753	1,753
Commodity swap liability (11)	Level 2	(24,051)	(24,051)	(88)	(88)

(1) The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

(2) The carrying value of restricted cash and short-term deposits is considered to be equal to the estimated fair value because of their near term maturity.

(3) The carrying values of trade accounts receivable and trade accounts payable approximate fair values because of the near term maturity of these instruments.

(4) “Investment in listed equity securities” refers to our NFE Shares (note 14). The fair value was calculated using the NFE closing share price as of March 31, 2022, resulting in a valuation of $793.7 million.

(5) The carrying amounts of our short-term debt approximate their fair values because of the near term maturity of these instruments.

(6) Our debt obligations are recorded at amortized cost in the consolidated balance sheets. The amounts presented in the table are gross of the deferred charges amounting to $29.2 million and $30.5 million at March 31, 2022 and December 31, 2021, respectively.

(7) The estimated fair values for both the floating long-term debt and short-term debt are considered to be equal to the carrying value since they bear variable interest rates, which are adjusted on a quarterly or six-monthly basis.

(8) The estimated fair value of the unsecured 2017 Convertible Bonds and our $300.0 million senior unsecured bonds (the “2021 Norwegian Bonds”) are based on its quoted market prices as of the balance sheet date.

(9) Derivative assets are generally captured within other current assets and non-current assets and derivative liabilities are captured within other current liabilities on the balance sheet.

(10) The fair value of the oil and gas derivative instruments was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the LTA (Brent crude price linked) and the estimated discounted cash flows of the additional payments due to us in 2022 as a result of gas prices moving with respect to the contractual pricing terms per the 3rd LTA amendment and the Euro/USD exchange rates based on the forex forward curve (TTF price linked). Significant inputs used in the valuation of the oil and gas derivative instruments include management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets.

(11) The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties.

(12) The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive value at the end of each period, reduced by the effects of master netting arrangements. It is our policy to enter into master netting agreements with counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of the amounts owed to the counterparty by offsetting them against amounts that the counterparty owes to us.

As of March 31, 2022, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Notional value	Maturity dates	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	537,500	2024 to 2029	1.69% - 2.37%

Commodity price risk management

A derivative asset, representing the fair value of the estimated discounted cash flows of payments due as a result of the Brent Crude price moving above the contractual floor of $60.00 per barrel over the contract term, was recognized in December 2017 following the effectiveness of the LTA. Golar bears no downside risk should the Brent Crude price move below $60.00.

The 2022 Incremental Capacity for the Hilli is linked to European natural gas prices. As of March 31, 2022, we were party to a commodity swap involving the payment of fixed prices in exchange for Dutch natural gas to manage our exposure to the European natural gas prices as summarized below:

Instrument	Notional quantity (tons)	Maturity date	Fixed price/tons
Commodity swap derivatives:
Receiving fixed, pay floating	30,998	2022	$23.25 to $27.50

It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to the counterparty by offsetting them against amounts that the counterparty owes to us. We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. As of March 31, 2022, the amounts presented in our consolidated balance sheet in relation to interest rate swaps and commodity swaps are not able to be offset. For our commodity swaps, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of March 31, 2022 and December 31, 2021 would be adjusted in the following table:

	March 31, 2022			December 31, 2021
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
(in thousands of $)
Commodity swaps
Total asset derivatives	—	—	—	1,753	(88)	1,665
Total liability derivatives	(24,051)	—	(24,051)	(88)	88	—

21.    RELATED PARTY TRANSACTIONS

a) Transactions with Cool Company Ltd and subsidiaries:

On January 26, 2022, we entered into a Vessel SPA under which Cool Co will acquire the Disposal Group from us. Following successful equity raise and the receipt of consent from existing lenders, four of the eight tri-fuel diesel electric (“TFDE”) vessels were sold to Cool Co during the period ended March 31, 2022. Accordingly, effective from the date the vessels were sold to Cool Co, we deconsolidated the results and net assets relating to the four vessels and consequently, commenced equity accounting for our interest in Cool Co. As of March 31, 2022, we recorded an investment in Cool Co of $62.4 million, representing 18.5% holding (note 11 and 16) and entered into the following transactions:

Net revenues: The transactions with Cool Co and its subsidiaries for the three months ended March 31, 2022 consisted of the following:

Three months ended March 31,
(in thousands of $)	2022
Management and administrative services revenue (1)	540
Ship management fees revenue (2)	149
Interest income on short term loan (3)	23
Total	712

(1) Management and administrative services revenue - As discussed in note 11, in January 2022, Cool Co, Golar Management Limited (“Golar Management”), a wholly-owned subsidiary of Golar, and Golar Management (Bermuda) Ltd, entered into the Cool Co TSA pursuant to which we will provide corporate administrative services to Cool Co. Cool Co may terminate the agreement by providing two months written notice.

(2) Ship management fees - As discussed in note 11, we will continue to provide commercial and technical management to the LNG carriers to be disposed under existing management agreements, however the Cool Co TSA revises the annual management fee payable to us per vessel and also permits Cool Co to terminate each of the management agreements with provision of 3 months' notice, subject to prior written consent of Cool Co’s lenders.

(3) Interest income on short-term loan - In January 2022, we provided a two year revolving shareholder loan of $25 million to Cool Company Ltd, which was undrawn as of March 31, 2022. The facility bears a fixed interest rate and commitment fee on the undrawn loan of 5% and 0.5% per annum, respectively. The commitment fee amounted to $23 thousand for the three months ended March 31, 2022.

Payables: The balances with Cool Co and its subsidiaries as of March 31, 2022 consisted of the following:

(in thousands of $)	March 31, 2022
Balance due to Cool Company Ltd and subsidiaries (4)	(2,367)

(4) Balances due (to)/from Cool Co and its subsidiaries - Amounts due to/from Cool Co and its subsidiaries are comprised primarily of unpaid management services, amounts arising from the results of the Cool Co's vessels participating in the Cool Pool, short term loan and other related arrangements. Payables and receivables are generally settled quarterly in arrears. Balances owing to or due from Cool Co and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business.

Other transactions:

Net Cool Pool expenses - The four TFDE vessels sold to Cool Co are managed by Golar under the terms of the Cool Pool. The net expenses relating to the Cool Co's vessels participation in the pool amounted to $0.6 million for the three months ended March 31, 2022. This is presented in our consolidated Statement of Operation in the line item “Voyage, charter hire and commission expenses”.

b) Transactions with existing related parties:

Net revenues: The transactions with other related parties for the three months ended March 31, 2022 and 2021 consisted of the following:

	Three months ended March 31,
(in thousands of $)	2022	2021
Avenir LNG (1)	79	121
Magni Partners (2)	—	(129)
ECGS (3)	—	1,227
Borr Drilling (4)	—	77
2020 Bulkers (5)	—	24
Total	79	1,320

Receivables: The balances with other related parties as of March 31, 2022 and December 31, 2021 consisted of the following:

(in thousands of $)	March 31, 2022	December 31, 2021
Avenir LNG (1)	3,305	3,225
Magni Partners (2)	81	81
Borr Drilling	—	149
2020 Bulkers	—	29
Total	3,386	3,484

(1) Avenir - (Avenir LNG Limited) (“Avenir”) entered into agreements to compensate Golar in relation to the provision of certain debt guarantees relating to Avenir and its subsidiaries. This compensation amounted to $40 thousand and $121 thousand for the three months ended March 31, 2022 and 2021, respectively.

In October 2021, we provided a one year revolving shareholder loan of $5.3 million to Avenir, of which $1.8 million was drawn as of March 31, 2022. The facility bears a fixed interest rate of 5% per annum. Interest and commitment fee receivable on the undrawn portion of the loan amounted to $21.6 thousand, $17.3 thousand for the three months ended March 31, 2022, respectively.

(2) Magni Partners - Tor Olav Trøim is the founder of, and partner in, Magni Partners (Bermuda) Limited (“Magni Partners”), a privately held Bermuda company, and is the ultimate beneficial owner of the company. Receivables and payables from Magni Partners comprise primarily of the cost (without mark-up) or part cost of personnel employed by Magni Partners who have provided advisory and management services to Golar. These costs do not include any payment for any services provided by Tor Olav Trøim himself.

(3) We chartered Golar Ice to Egyptian Company for Gas Services S.A.E. (“ECGS”) during the three months ended March 31, 2021.

(4) Borr Drilling - Tor Olav Trøim is the founder, and director of Borr Drilling Limited (“Borr Drilling”), a Bermuda company listed on the Oslo and Nasdaq stock exchanges. Receivables comprise primarily of management and administrative services provided by our Bermuda corporate office. Effective from January 2022, Borr Drilling ceased to be a related party.

(5) 2020 Bulkers - Receivables comprise primarily of management and administrative services provided by our Bermuda corporate office. Effective from January 2022, 2020 Bulkers Ltd. (“2020 Bulkers”) ceased to be a related party.

c) Transactions with former related parties

c.1) Golar Partners and subsidiaries:

Following the completion of the GMLP Merger on April 15, 2021, Golar Partners ceased to be a related party and subsequent transactions with Golar Partners and its subsidiaries are treated as a third party and settled under normal payment terms. For the balances with Golar Partners and its subsidiaries prior to the completion of the GMLP Merger, we have retrospectively adjusted the comparative period and classified as held for sale. Furthermore, the management and administrative services agreement and ship management fee agreement were terminated and replaced with the transition services agreement, Bermuda services agreement and ship management agreements (note 11).

Net revenues: The transactions with Golar Partners and its subsidiaries for the three months ended March 31, 2021 consisted of the following:

Three months ended March 31,
(in thousands of $)	2021
Management and administrative services revenue	1,290
Ship management fees revenue	1,930
Interest income on short-term loan	18
Total	3,238

Other transactions:

During the three months ended March 31, 2021, we received total distributions from Golar Partners of $0.5 million with respect to the common units and general partner units owned by us.

During the three months ended March 31, 2021, Hilli LLC had declared distributions totaling $7.8 million with respect to the common units owned by Golar Partners.

c.2) Hygo and subsidiaries:

Following the completion of the Hygo Merger on April 15, 2021, Hygo ceased to be a related party and subsequent transactions with Hygo and its subsidiaries are treated as third-party transactions and settled under normal payment terms. For the balances with Golar Partners and its subsidiaries prior to the completion of the Hygo Merger, we have retrospectively adjusted the comparative period and classified as held for sale. Furthermore, the management and administrative services agreement and ship management fee agreement were terminated and replaced with the transition services agreement, Bermuda services agreement and ship management agreements (note 11).

Net revenues: The transactions with Hygo and its affiliates for the three months ended March 31, 2021 consisted of the following:

Three months ended March 31,
(in thousands of $)	2021
Management and administrative services revenue	1,768
Ship management fees income	775
Debt guarantee compensation (1)	581
Total	3,124

Payables: The balances with Hygo and its affiliates as of March 31, 2021 consisted of the following:

(in thousands of $)	March 31, 2021
Trading balances due to Hygo and affiliates	(1,486)
Balances due to Hygo and subsidiaries (2)	(1,486)

Other transactions:

Net Cool Pool expenses/income - Net expenses relating to the other pool participants are presented in our consolidated Statement of Operation in the line item “Voyage, charter hire and commission expenses” for the three months ended March 31, 2021 amounted to $2.4 million.

22.     OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	March 31, 2022	December 31, 2021
Book value of vessels secured against loans (1)	1,456,593	1,471,837
(1) This excludes the Gimi which is classified as “Assets under development” (see note 15) and secured against its specific debt facility (note 18).

Corporate RCF

As of March 31, 2022, the Corporate RCF of which we have drawn $131.0 million, is secured by a pledge against our NFE Shares. We are permitted under the terms of the facility, to release a portion of the pledged NFE Shares in accordance with the prescribed loan to value ratio based on the then-current market value of such NFE Shares. In May 2022, we repaid the drawn amount from our Corporate RCF (note 23).

Capital Commitments

Gandria
We have agreed contract terms for the conversion of the Gandria to a FLNG. The Gandria is currently in lay-up awaiting delivery to Keppel for conversion. The conversion agreement is subject to certain payments and lodging of a full Notice to proceed. We have also provided a guarantee to cover the sub-contractor's obligations in connection with the conversion of the vessel.

UK tax lease benefits

As described under note 29 in our audited consolidated financial statements filed with our 2021 Annual Report, during 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (“HMRC”) with regard to the initial tax basis of the transactions, or in relation to the 2010 lease restructurings, or in the event of an early termination of the Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor, which could adversely affect our earnings or financial position. We would be required to return all, or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we received in respect of our lease financing transactions, including the 2010 restructurings and subsequent termination transactions. The gross cash benefit we received upfront on these leases amounted to approximately £41 million ($56.0 million) (before deduction of fees).

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by HMRC which set aside previous judgements in favor of the taxpayer, the First Tier Tribunal (“FTT” or the “UK court”) ruled in favor of HMRC. The taxpayer in this particular ruling has the election to appeal the courts’ decision, but no appeal has been filed. The judgments of the FTT do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our 2003 leasing arrangements and therefore is not necessarily indicative of any outcome. HMRC has written to our lessor to indicate that they believe our lease may be similar to the case noted above. In December 2019, in conjunction with our lessor, Golar obtained supplementary legal advice confirming our position. Golar's discussions with HMRC on this matter concluded without agreement and, in January 2020 we received a closure notice to the inquiry stating the basis of HMRC's position. Consequently, a notice of appeal against the closure notice was submitted to HMRC. In December 2020, a notice of appeal was submitted to the FTT.

In 2021, we reopened discussions with HMRC and agreed on a settlement. At March 31, 2022, we revised our December 31, 2021 estimate of the liability given its full settlement in April 2022 amounting to $69.0 million, net of amounts paid by our lessor to HMRC and including contingent fees payable contemporaneous with the settlement. In April 2022, we settled and paid in full our liability with the HMRC in relation to legacy tax leases, amounting to $63.5 million, of which $46.0 million was released from amounts earmarked for such settlement in our restricted cash balance (note 23).

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

23.    SUBSEQUENT EVENTS

Sale of NFE common stock

In April 2022, we sold 6.2 million of our NFE Shares raising net proceeds of $253.0 million. We plan to use these proceeds to deploy FLNG growth projects and general corporate purposes. Following the sale of such shares, our remaining holdings in NFE common stock is now 12.4 million.

UK tax lease benefits

In April 2022, we settled and paid in full with HMRC our liability in relation to past tax leases, amounting to $63.5 million, of which $46.0 million was funded from our restricted cash. The first priority security interest on the Gandria and the second priority security interests on the Golar Tundra and Golar Frost were also released.

Corporate RCF

In May 2022, we repaid the $131.0 million drawn amount from our $200.0 million Corporate RCF. Consequently, we reclassified the March 31, 2022 balance sheet presentation of the outstanding debt from long-term debt to current portion of long-term debt and short-term debt.

Completion of the Cool Co Vessel SPA

See note 11 for further information. In April 2022, the remaining four subsidiaries were sold to Cool Co and we now own a 31.3% interest in Cool Co. The related sale and leaseback arrangements, except for the loans secured over the Golar Ice and Golar Kelvin which will be assumed by Cool Co, were refinanced on completion of the respective subsidiary closing and were deconsolidated from our financial statements. We have agreed to remain as the guarantor of the payment obligations of two of the disposed subsidiaries, those relating to the two pre-existing lease financing arrangements with existing lessors that were assumed by Cool Co of relating to LNG carriers Golar Ice and Golar Kelvin in exchange for a guarantee fee on the outstanding principal balance.

Agreed sale of the Golar Arctic

On May 18, 2022, Italian energy infrastructure company Snam S.P.A. (“Snam”) and Golar signed a contract that will see Golar convert the Golar Arctic, into a FSRU for delivery to Snam at a port in Sardinia, Italy. After the FSRU conversion, acceptance, and repayment of any vessel related debt, the converted FSRU will be sold to Snam for €269.0 million ($288.0 million). The initiation of activities including procurement of long lead items for the conversion is subject to Snam’s issuance of its Notice-to-Proceed. Once notice received, the FSRU conversion and sale is expected to take up to two years, with the vessel being required in a yard for around 9-months. Prior to entering the yard, the Golar Arctic will continue to be traded by Golar as an LNG carrier. The estimated conversion cost is $160.0 million.

Sale of Golar Tundra

On May 31, 2022, Snam and Golar signed an agreement for Snam to acquire all of the share capital of Golar LNG NB 13 Corporation, whose sole asset is the Golar Tundra, for $350 million. The transaction was approved by our board of directors on May 30. As part of the transaction, which followed a due diligence assessment of the acquired company and the FSRU itself, Golar will lease Golar Tundra from Snam as an LNG carrier for a limited period of time after closing, and assist Snam in the preparatory work for the installation of the vessel in the selected port. The completion of the transaction occurred simultaneously with the signing of the contracts.

The held for sale classification of the Golar Tundra was not met at March 31, 2022 given management was yet to seek approval from the board and the probability of the sale remained uncertain given early stages of Snam’s due diligence which could result to significant changes to the contemplated sale or withdrawn.